November 1, 2024

Via EDGAR Transmission United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Iteris, Inc. Request for Withdrawal of Registration Statement on Form S-3 Registration No.: 333-280380

Ladies and Gentlemen:

On June 21, 2024, Iteris, Inc. (the “Company”) initially filed Registration Statement No. 333-280380 on Form S-3 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it does not wish to conduct a public offering of securities at this time as a result of its contemplated merger pursuant to that certain Agreement and Plan of Merger, dated as of August 8, 2024, by and among the Company, Almaviva S.p.A and Patheon Merger Sub, Inc.

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Steven B. Stokdyk of Latham & Watkins LLP, at (213) 891-7421.

Thank you for your assistance in this matter.

Very truly yours,

ITERIS, INC.

/s/ Kerry A. Shiba
Name: Kerry A. Shiba
Title: Authorized Signatory

cc: (via email)

Steven B. Stokdyk, Latham & Watkins LLP
Brian P. Duff, Latham & Watkins LLP